Exhibit 4.6
MATERIAL CHANGE REPORT
1. Name and Address of Company
Esprit Energy Trust
900, 606 – 4th Street SW
Calgary, Alberta T2P 1T1
2. Date of Material Change
July 23, 2006
3. News Release
A press release announcing the material change was issued on April 24, 2006 for Canada wide distribution through Canada Newswire.
4. Summary of Material Change
Pengrowth Energy Trust (“Pengrowth”) and Esprit Energy Trust (“Esprit”) have entered into an agreement (the “Agreement”) providing for the combination of Pengrowth and Esprit (the “Combination”). The combined trust will retain the Pengrowth name.
Under the terms of the Agreement, each unit in the capital of Esprit (“Esprit Units”) will be exchanged for 0.53 of a unit in the capital of Pengrowth (new units from the consolidation of Pengrowth’s Class A and Class B units effective on July 27, 2006) (“Pengrowth Units”). The Esprit Board of Directors has the authority to grant Esprit unitholders a one time special distribution of up to $0.30 per Esprit Unit, payable prior to closing the Combination. It is the intention of the Esprit Board of Directors to make that distribution. On completion of the Combination, existing Pengrowth and Esprit unitholders will own approximately 82 percent and 18 percent, respectively of the combined trust.
5. Full Description of Material Change
The combination is to be completed pursuant to a tax free rollover for Canadian tax purposes under Section 132.2 of the Income Tax Act (Canada) and is subject to customary regulatory approvals, including the approval of the Toronto Stock Exchange and the New York Stock Exchange for the listing of the Pengrowth Units to be issued to the Esprit unitholders, and the approval of at least two thirds of Esprit unitholders voting at a meeting to be held on or about September 26, 2006 with a record date of August 21, 2006. An information circular with respect to the Combination is expected to be mailed to Esprit unitholders in late August, 2006. The Combination is expected to be effective on or about September 28, 2006.
Under the terms of the Agreement, Pengrowth will assume Esprit’s $96 million aggregate principal amount of 6.5 percent convertible unsecured subordinated debentures due 2010. Debenture holders will have the option of redeeming their Debentures at a price equal to 101 percent of the principal amount plus any accrued or unpaid interest, conversion to Esprit Units at $13.85 or have the obligations of Esprit thereunder assumed by Pengrowth.

It is the intention of the Esprit Board of Directors to redeem the outstanding exchangeable shares of Esprit Resources Ltd. in accordance with their terms, effective immediately prior to the closing of the Combination, and to convert the outstanding post-arrangement entitlements, so that in both cases, the holders thereof have the opportunity to receive the consideration in connection with the Combination.
Unitholders of Esprit will continue to receive regular distributions from Esprit until implementation of the Combination and will thereafter receive regular Pengrowth monthly distributions, which are currently $0.25 per unit.
Offers will be made to substantially all of the employees of Esprit to join the Pengrowth team resulting in a high quality operational, financial and management group in a highly competitive market for superior technical expertise. Also, as part of the transaction, Mr. Michael Stewart, presently Chairman of the Board of Trustees of Esprit, will join Pengrowth’s Board bringing over 30 years of experience in the Canadian energy industry.
Advisors
Sprott Securities Inc. acted as financial advisor to Pengrowth. CIBC World Markets Inc. acted as financial advisor to Esprit and has provided the Board of Directors of Esprit with its opinion that the consideration to be received by Esprit unitholders is fair, from a financial point of view, to Esprit unitholders.
Board Recommendations
The Boards of Directors of both Esprit and Pengrowth have unanimously concluded that the Combination is in the best interests of their respective Unitholders. Management and Directors of Esprit have agreed to vote in favour of the Combination at the special meeting of Esprit Unitholders.
Esprit has also agreed that it will not solicit or initiate any discussions concerning the sale of material assets or any business combination. Esprit and Pengrowth have agreed to pay a reciprocal non-completion fee of $35 million to each other in certain circumstances. Pengrowth also has the right to match a competing proposal for Esprit, in the event that such a proposal is made.
Advisory
This material change report contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of the Ontario Securities Act and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook.
Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth and Esprit concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.
6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable.
7. Omitted Information
Not applicable.
8. Executive Officer
For further information, contact Paul Myers, President and CEO by telephone at (403) 213- 3663 or Steve B. Soules, Executive Vice President and CFO by telephone at (403) 213-3761.
9. Date of Report
DATED July 28, 2006.